Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 7, 2026, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 ("Interim Financial Statements"), as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2025. All financial information provided in this MD&A has been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Accounting Standard ("IAS") 34 Interim Financial Reporting, and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.

Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2025. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.
Pembina Pipeline Corporation First Quarter 2026 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose
We deliver extraordinary energy solutions so the world can thrive.
Vision
Together, we shape the future by connecting North American energy to the world.
Values
At Pembina, we are an organization that cares not only about results, but how those results are achieved. We are:
•Safe: We care for each other.
•Trustworthy: We have each other's backs.
•Respectful: We seek to be gracious and kind.
•Collaborative: We are great together.
•Entrepreneurial: We create to succeed.
Strategy
Pembina's strategy is underpinned by energy fundamentals and the advantages of its differentiated platform. The Company is poised to benefit from growing global energy demand, increasing strategic relevance of North American energy, and emerging demand drivers such as LNG, petrochemicals, and data centre power demand. The advantages of Pembina's integration, scale, superior market access, entrepreneurial approach, and track record of execution uniquely position it to further strengthen and extend its unmatched, industry-leading value chain. Pembina's strategy includes three priorities:
1.Capture – growing and strengthening Pembina's core franchise in premier resource plays through expansions of pipeline, gas processing, and fractionation capacity aligned with customer demand and basin fundamentals.
2.Connect – providing pathways for commodities to reach higher value domestic and global markets through expanded egress, including LNG and LPG exports, and infrastructure that improves market access from constrained basins.
3.Catalyze – developing new demand platforms in the markets where Pembina operates, including gas-to-power solutions for data centres, supply for petrochemicals, and other initiatives that create incremental demand for products and services across Pembina's business.

2 Pembina Pipeline Corporation First Quarter 2026

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue	2,106	2,282	(176)
Net revenue(1)	1,291	1,343	(52)
Operating expenses	219	226	(7)
Gross profit	929	928	1
Adjusted EBITDA(1)	1,131	1,167	(36)
Earnings	498	502	(4)
Earnings per common share – basic and diluted (dollars)	0.80	0.80	—
Adjusted earnings(1)	505	489	16
Adjusted earnings per common share – basic (dollars)(1)	0.81	0.78	0.03
Cash flow from operating activities	335	840	(505)
Cash flow from operating activities per common share – basic (dollars)	0.58	1.45	(0.87)
Adjusted cash flow from operating activities(1)	790	777	13
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.36	1.34	0.02
Capital expenditures	187	174	13
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Change in Earnings ($ millions)
Earnings Overview
Earnings in the first quarter of 2026 reflect the impact of the new toll structure and revenue-sharing mechanism on the Alliance Pipeline ("Alliance New Toll Structure") as well as narrower NGL frac spreads, partially offset by strong underlying operational performance and volume growth across the Pipelines and Facilities divisions. Further details by division are outlined below:
•Pipelines: Decrease largely driven by lower net revenue on the Alliance Pipeline ($26 million) due to the negotiated settlement between Alliance and its shippers effective November 1, 2025, partially offset by an increase in interruptible and seasonal revenue on the Alliance Pipeline driven by higher demand for natural gas in the U.S. Midwest during the first quarter of 2026. Pipelines earnings were also positively impacted by higher revenue on the Cochin Pipeline due to wider condensate price differentials.
•Facilities: Increased earnings primarily due to a higher share of profit from PGI as a result of stronger performance from certain PGI assets driven by an increase in volumes.
•Marketing & New Ventures: Lower share of loss from Cedar LNG, partially offset by lower net revenue as a result of narrower WCSB and U.S. NGL frac spreads in the first quarter of 2026 compared to the same period in 2025, offset in part by the benefits from exposure to premium propane prices in Asian markets through West Coast exports.
•Corporate and Income Tax: Corporate earnings were consistent with prior period.
Pembina Pipeline Corporation First Quarter 2026 3

Adjusted Earnings(1) Overview
Adjusted Earnings in the first quarter of 2026 increased by $16 million, or $0.03 per common share, compared to the prior period. The change reflects similar factors that impacted earnings, discussed above, excluding the lower share of loss from Cedar LNG driven primarily by unrealized gains on derivative instruments, partially offset by higher unrealized foreign exchange losses.
Adjusted EBITDA(1) Overview
Adjusted EBITDA in the first quarter of 2026 decreased by $36 million compared to the prior period. The change primarily reflects similar factors that impacted adjusted earnings, discussed above, excluding net finance costs and those recognized within our equity‑accounted investees.
Further details and additional factors impacting earnings and adjusted EBITDA by divisions are discussed in the "Segment Results" section of this MD&A.
Cash Flow Measures

For the Three Months Ended March 31
Cash flow from operating activities	$505 million decrease, largely driven by the change in non-cash operating working capital. This was primarily due to a significant increase in trade accounts receivable, reflecting both higher sales and volumes, as well as a considerable rise in margin deposits required to fund unrealized losses on derivative contracts, which were all largely the result of the higher commodity prices and volatility in March. Cash from operating activities were also impacted by a decrease in accounts payable due to payments to customers for routine annual adjustments and the settlement of the refund liability related to the Alliance New Toll Structure. In addition, higher taxes paid and lower earnings adjusted for items not involving cash contributed to the decrease. These impacts were partially offset by higher distributions received from equity accounted investees and lower net interest paid.
Adjusted cash flow from operating activities(1)
$13 million increase, due to similar factors impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, which results in an increase in adjusted cash flow from operating activities. Other factors impacting adjusted cash flow from operating activities include lower current income tax expense, partially offset by higher accrued share-based payment expense.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)	$0.02 increase, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, while outstanding common shares remained consistent with prior period.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
4 Pembina Pipeline Corporation First Quarter 2026

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, and storage in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of approximately 3.0 mmboe/d(1) and above ground storage capacity of approximately 10 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to downstream pipelines and processing facilities in the Edmonton, Alberta area. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage and terminalling services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enabling flexibility and optionality in the Company's customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and may be serviced by the Company's other businesses. Pembina provides its customers with sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.7 bcf/d(1). Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Channahon Facility at the terminus. The Facilities Division includes approximately 430 mbpd(1) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, various oil batteries, associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are accessible to Pembina's other strategically-located assets and pipeline systems, providing customers with flexibility and optionality to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. The division also focuses on developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas ("GHG") emissions of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities, including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal and export capacity secured at third-party facilities, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects aligned with Pembina's three C's strategy.
(1)Net capacity.
Pembina Pipeline Corporation First Quarter 2026 5

Financial and Operational Overview by Division

	3 Months Ended March 31
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,833	489	490	647	2,808	518	518	677
Facilities	899	198	199	363	896	184	171	345
Marketing & New Ventures	351	175	174	188	369	160	155	210
Corporate	—	(231)	(223)	(67)	—	(223)	(222)	(65)
Income tax expense	—	(133)	(135)	—	—	(137)	(133)	—
Total		498	505	1,131		502	489	1,167
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Equity Accounted Investees Overview by Division

	3 Months Ended March 31
	2026						2025
($ millions, except where noted)	Share of profit (loss)	Adjusted earnings(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of profit (loss)	Adjusted earnings (loss)(4)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(5)
Pipelines(1)	—	—	1	—	—	—	1	1	2	—	—	—
Facilities(2)	79	80	195	101	95	376	65	51	177	42	132	367
Marketing & New Ventures(3)	(8)	4	(1)	96	63	—	(36)	(35)	(2)	8	—	—
Total	71	84	195	197	158	376	30	17	177	50	132	367
(1)    Pipelines includes Grand Valley.
(2)    Facilities includes PGI and Fort Corp.
(3)    Marketing and New Ventures includes Greenlight, Cedar LNG, and ACG.
(4)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(5)    Distributions exclude returns of capital. In 2026, Pembina received $45 million from PGI as a return of capital (2025: nil).
(5)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Refer to the "Segment Results – Changes in Results" sections of this MD&A under each of the divisions for additional information.
For the three months ended March 31, 2026 and 2025, contributions in the Facilities Division were made to PGI to partially fund growth capital projects. During the three months ended March 31, 2026, contributions in Marketing & New Ventures were made to Cedar LNG to fund the Cedar LNG Project. Refer to the "Segment Results – Marketing & New Ventures Division – Projects & New Developments" sections of this MD&A for additional information.
6 Pembina Pipeline Corporation First Quarter 2026

Pipelines
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2026	2025	Change
Pipelines revenue(1)	861	894	(33)
Cost of goods sold(1)	15	13	2
Net revenue(1)(2)	846	881	(35)
Operating expenses(1)	180	185	(5)
Depreciation and amortization included in gross profit	147	151	(4)
Share of profit from equity accounted investees	—	1	(1)
Gross profit	519	546	(27)
Earnings	489	518	(29)
Adjusted earnings(2)	490	518	(28)
Adjusted EBITDA(2)	647	677	(30)
Volumes(3)	2,833	2,808	25

Change in Results
Net revenue(1)(2)
Decrease largely due to lower net revenue on the Alliance Pipeline ($26 million) as a result of the impacts of the Alliance New Toll Structure, which reduced long-term firm tolls and introduced a new revenue-sharing mechanism on the Canadian portion of the Alliance Pipeline, partially offset by an increase in interruptible and seasonal volumes on the Alliance Pipeline. Net revenue was also positively impacted by higher volumes on the Cochin Pipeline as a result of wider condensate price differentials.

Operating expenses(1)	Consistent with prior period.
Earnings	Decrease largely due to the lower net revenue, discussed above.
Adjusted EBITDA(2)	Decrease largely due to the lower net revenue, discussed above.
Volumes(3)
Higher largely due to an increase in contracted volumes and interruptible volumes on certain Pipelines assets, driven by favorable condensate price differentials and higher demand for natural gas in the U.S. Midwest during the first quarter of 2026.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation First Quarter 2026 7

Financial and Operational Overview

	3 Months Ended March 31
	2026				2025
($ millions, except where noted)	Volumes(3)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(3)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Pipelines(4)
Conventional	1,031	304	305	354	1,033	300	300	351
Transmission	754	149	149	228	740	183	183	261
Oil Sands & Heavy Oil	1,048	36	36	65	1,035	35	35	65
Total	2,833	489	490	647	2,808	518	518	677
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(4)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2025.
Projects & New Developments(1)
The Pipelines Division continues to grow its transportation assets to service customer demand. The following outlines the projects and new developments within the Pipelines Division:

Fox Creek-to-Namao Expansion
Capital Budget: $200 million	In-service Date(1): Q1 2027	Status: Recently sanctioned
The Fox Creek-to-Namao Expansion includes the addition of three new midpoint pump stations and upgrades to three existing pump stations, which will add approximately 70,000 bpd of propane-plus capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta, while also increasing operational and logistical flexibility. This expansion will increase the total capacity of the Peace and Northern Pipeline systems to approximately 1.2 mmbpd. The project was sanctioned in December 2025 and construction activities commenced during the first quarter of 2026.

Birch-to-Taylor Expansion
Capital Budget: $310 million	In-service Date(1): Q4 2027	Status: Recently sanctioned
The Birch-to-Taylor Expansion includes a new 95-kilometre pipeline and facility upgrades that will add approximately 120,000 bpd of capacity for propane-plus and condensate to that corridor. Preliminary construction activities commenced during the first quarter of 2026.

Taylor-to-Gordondale Expansion
Capital Budget: $115 million	In-service Date(1): Q1 2027	Status: Recently sanctioned
The Taylor-to-Gordondale Expansion will further accommodate growing volumes in northeast British Columbia and northwest Alberta. Pembina and Plateau Pipe Line Ltd., a subsidiary of Pembina, are proceeding with the initial scope of this project, which includes new and upgraded pump stations downstream of Taylor, British Columbia and a new 16-kilometre pipeline connecting production in Alberta to the Gordondale pump station. Construction activities commenced during the first quarter of 2026.

(1)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.

8 Pembina Pipeline Corporation First Quarter 2026

Facilities
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2026	2025	Change
Facilities revenue(1)	308	307	1
Operating expenses(1)	133	133	—
Depreciation and amortization included in gross profit	46	45	1
Share of profit from equity accounted investees	79	65	14
Gross profit	208	194	14
Earnings	198	184	14
Adjusted earnings(2)	199	171	28
Adjusted EBITDA(2)	363	345	18
Volumes(3)	899	896	3

Changes in Results
Revenue(1)	Consistent with prior period.
Operating expenses(1)	Consistent with prior period.
Share of profit from equity accounted investees
Increase primarily due to higher contributions from certain PGI assets as a result of an increase in volumes, combined with unrealized gains on interest rate derivative financial instruments recognized by PGI in the first quarter of 2026 compared to losses in the first quarter of 2025. These increases were partially offset by unrealized losses on commodity-based derivative financial instruments in the first quarter of 2026 compared to gains in the first quarter of 2025.

Earnings	Higher largely due to an increase in share of profit from PGI, discussed above.
Adjusted EBITDA(2)	Increase primarily due to stronger performance from certain PGI assets driven by an increase in volumes. Included in adjusted EBITDA is $192 million (2025: $175 million) related to PGI.
Volumes(3)
Consistent with prior period. Higher volumes from certain PGI assets primarily at the Dawson Assets and Duvernay Complex were largely offset by a decrease in volumes at the Cutbank Complex following contract renewals in 2025, and a decrease in Aux Sable volumes due to lower ethane margins. Volumes include 376 mboe/d (2025: 367 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Financial and Operational Overview

	3 Months Ended March 31
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted earnings(2)	Adjusted EBITDA(2)
Facilities(3)
Gas Services	624	97	98	220	619	84	70	203
NGL Services	275	101	101	143	277	100	101	142
Total	899	198	199	363	896	184	171	345
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas services and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2025.
Pembina Pipeline Corporation First Quarter 2026 9

Projects & New Developments(1)
The Facilities Division continues to grow its natural gas and NGL processing and fractionation assets to service customer demand. The following outlines the projects and new developments within the Facilities Division:

RFS IV
Capital Budget: $525 million
Revised Capital Cost: $500 million	In-service Date: Q2 2026	Status: On time, trending under budget
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of the existing facilities at the Redwater Complex. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. The rail facility was placed into service in February 2026, and commissioning of the fractionator is underway with an expected in service date at the end of May 2026.

Prince Rupert Terminal Optimization
Capital Budget: $145 million	In-service Date(2): Mid-2028	Status: Recently sanctioned
Pembina is optimizing its Prince Rupert Terminal ("PRT"), primarily through increasing storage capacity, that will allow PRT to accommodate medium gas carrier vessels. The PRT optimization is expected to expand access to additional markets with higher realized propane prices, while significantly reducing shipping costs per unit, thereby improving netbacks for Pembina and its customers. Earthworks are nearing completion, foundation work is underway, and offshore pre-fabrication has begun, with all activities on schedule.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2025 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.
The Wapiti Expansion, which includes a new sales gas pipeline and other related infrastructure to increase natural gas processing capacity at the Wapiti Plant by 115 MMcf/d (gross to PGI), was placed into service near the end of the first quarter of 2026, on time and on budget.
The K3 Cogeneration Facility, a 28 megawatt facility at PGI's K3 Plant, was placed into service near the end of the first quarter of 2026, on time and on budget. The facility is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices.
Pursuant to an agreement with a Montney producer, PGI committed to fund and acquire an under-construction battery and additional infrastructure (the "North Gold Creek Battery") in the Wapiti/North Gold Creek Montney area for a capital commitment up to $150 million ($90 million net to Pembina). The North Gold Creek Battery will be operated by the producer and highly contracted under a long-term, take-or-pay agreement. The battery and associated pipelines were completed under-budget and were placed in service ahead of schedule in the first quarter of 2026 and volumes continue to ramp in the second quarter of 2026 after startup of the Wapiti expansion.
Pursuant to an agreement with Whitecap, PGI has committed to support infrastructure development in the Lator area, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI will own. PGI anticipates funding up to $400 million ($240 million net to Pembina) for the battery and gathering laterals within the first phase of the Lator Infrastructure development, with all gas volumes flowing to PGI's Musreau facility upon startup, which is expected in the fourth quarter of 2026, supporting long-term plant utilization. Construction of the Lator Battery progressed during the first quarter with installation of equipment packages and pipe rack modules. The facility portion is on-schedule and was approximately 70 percent complete at the end of the first quarter of 2026. Pembina's pipeline execution scope was also significantly advanced during the first quarter of 2026 with the completion of two major river crossings and the majority of the line pipe installation.
Pursuant to an agreement with Whitecap, PGI has committed to fund capital up to $300 million ($180 million net to Pembina) for battery and gathering infrastructure in the Gold Creek and Karr areas, which is expected to be in service in the second quarter of 2026. Mechanical construction is complete and electrical construction is over 80 percent complete, with commissioning activities to begin during the second quarter.
10 Pembina Pipeline Corporation First Quarter 2026

Marketing & New Ventures
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2026	2025	Change
Revenue from contracts with customers	1,153	1,301	(148)
Revenue from risk management and other derivative contracts	40	30	10
Lease income, shared service revenue and other	4	5	(1)
Marketing & New Ventures revenue(1)	1,197	1,336	(139)
Cost of goods sold(1)	976	1,097	(121)
Net revenue(1)(2)	221	239	(18)
Operating expenses(1)	6	8	(2)
Depreciation and amortization included in gross profit	17	20	(3)
Share of loss from equity accounted investees	(8)	(36)	28
Gross profit	190	175	15
Earnings	175	160	15
Adjusted earnings(2)	174	155	19
Adjusted EBITDA(2)	188	210	(22)
Crude oil sales volumes(3)	85	88	(3)
NGL sales volumes(3)	266	281	(15)

Change in Results
Net revenue(1)
Lower net revenue from contracts with customers was largely due to lower NGL margins. This was driven by narrower WCSB and U.S. NGL frac spreads in the first quarter of 2026 compared to the same period in 2025, due to lower NGL prices combined with higher U.S. natural gas prices, partially offset by the benefits from exposure to premium propane prices in Asian markets through West Coast exports.

Revenue from risk management and other derivative contracts was consistent with the prior period. Lower realized losses on NGL-based derivatives was largely offset by lower realized gains on crude oil-based derivatives. Additionally, unrealized gains in the first quarter of 2026 related to the Cedar LNG capacity commercial arrangement due to wider spreads between the JKM and AECO forward indices, combined with unrealized gains on renewable power purchase agreements driven by higher forecasted power prices, were largely offset by unrealized losses on NGL-based derivatives compared to gains in the first quarter of 2025. While derivative instruments give rise to volatility in reported earnings, they are the result of Pembina's general business contracting and risk management activities. The first quarter of 2026 included unrealized gains on derivative instruments of $13 million (2025: $9 million gain) and realized gains on derivative instruments of $27 million (2025: $21 million gain). Refer to the "Other – Risk Management – Financial Instruments" section of this MD&A.

Share of loss from equity accounted investees
Lower share of loss from Cedar LNG as a result of unrealized gains on interest rate derivative financial instruments in the first quarter of 2026 compared to losses in the first quarter of 2025, partially offset by higher unrealized foreign exchange losses on U.S. dollar denominated debt.

Earnings	Increase largely due to lower share of loss from Cedar LNG, discussed above, partially offset by lower net revenue from contracts with customers due to lower NGL margins.
Adjusted EBITDA(2)
Decrease largely due to narrower WCSB and U.S. NGL frac spreads in the first quarter of 2026 compared to the same period in 2025, resulting from lower NGL prices combined with higher U.S. natural gas prices, partially offset by the benefits from exposure to premium propane prices in Asian markets through West Coast exports.

NGL sales volumes(3)	Decrease primarily due to lower U.S. ethane sales driven by narrower U.S. NGL frac spreads in the first quarter of 2026 compared to the same period in 2025.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 3 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation First Quarter 2026 11

Financial and Operational Overview

	3 Months Ended March 31
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	351	79	176	195	369	204	198	216
New Ventures(4)	—	96	(2)	(7)	—	(44)	(43)	(6)
Total	351	175	174	188	369	160	155	210
(1)    Marketed crude oil and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2025.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects.

Cedar LNG
Capital Budget: U.S. $2 billion (net)	In-service Date: Late-2028	Status: On time, on budget
The Haisla Nation and Pembina are partners in Cedar LNG Partners LP ("Cedar LNG"), which is constructing the Cedar LNG Project, a floating LNG facility with a nameplate capacity of 3.3 million tonnes per annum ("mtpa"), located in the traditional territory of the Haisla Nation, on Canada's West Coast. The project is strategically positioned to leverage Canada's abundant natural gas supply and deliver a lower-carbon energy option to global markets. The facility will be powered by renewable electricity from BC Hydro, making it one of the lowest emitting LNG facilities in the world. At March 31, construction of the floating LNG vessel was over 50 percent complete. 2026 is expected to be the largest single capital investment year for the project, with a focus on progressing construction of the floating LNG vessel, completing the substation and mooring foundations at the marine terminal site, commencing installation of the transmission line, and achieving mechanical completion of the Cedar Pipeline.

Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources Ltd. for 1.5 mtpa of LNG. Pembina previously signed a 20-year take-or-pay liquefaction tolling service agreement for 1.5 mtpa of LNG to support the final investment decision on Cedar LNG in June 2024 with the expectation of remarketing the capacity at a later stage. During the fourth quarter of 2025, Pembina announced a 20-year take-or-pay agreement with PETRONAS related to 1.0 mtpa of liquefaction capacity, and a 12-year take-or-pay agreement with Ovintiv related to 0.5 mtpa of liquefaction capacity at Cedar LNG, which completed Pembina's remarketing efforts.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2025 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina, and its partner Kineticor, an OPTrust portfolio company, are progressing the Greenlight Electricity Centre. The project is a proposed multi-phased natural gas-fired combined cycle power generation facility, to be located in Sturgeon County, Alberta, with a capacity of up to approximately 1,800 megawatts, designed to advance Alberta's innovation economy. Pembina and Kineticor continue to advance various workstreams related to the approximately 900 megawatt first phase. Ongoing activities include finalizing a lump sum engineering, procurement and construction agreement, finalizing a commercial agreement with a customer, and project financing. A final investment decision is expected by the end of the second quarter of 2026.

12 Pembina Pipeline Corporation First Quarter 2026

Corporate and Income Tax
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions)	2026	2025	Change
Revenue(1)(2)	12	12	—
General and administrative	101	96	5
Other expense	—	1	(1)
Net finance costs	142	139	3
Earnings (loss)	(231)	(223)	(8)
Adjusted earnings (loss)(3)	(223)	(222)	(1)
Adjusted EBITDA(3)	(67)	(65)	(2)
Income tax expense	133	137	(4)

Change in Results
General and administrative
Consistent with prior period. Increase due to higher long-term incentive costs driven primarily by the change in Pembina's share price in the first quarter of 2026 compared to the first quarter of 2025, largely offset by lower non-compensation related general and administrative costs.

Earnings (loss)	Consistent with prior period.
Adjusted EBITDA(3)	Consistent with prior period.
Income tax expense	Consistent with prior period. An effective tax rate of 21 percent in the first quarter of 2026 compared to 22 percent in the first quarter of 2025.
(1)    Excludes inter-segment eliminations.
(2)    Primarily consists of fixed fee income related to shared service agreements with PGI.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.

Pembina Pipeline Corporation First Quarter 2026 13

4. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines – transportation volumes
Conventional Pipelines	1,031	1,059	1,001	1,006	1,033	1,034	992	969
Transmission Pipelines	754	705	699	722	740	720	713	726
Oil Sands and Heavy Oil Pipelines	1,048	1,051	1,050	1,040	1,035	1,036	1,033	1,021
Facilities – processing and fractionation volumes
Gas Services	624	631	598	590	619	597	584	599
NGL Services	275	267	262	236	277	280	226	256
Total revenue volumes	3,732	3,713	3,610	3,594	3,704	3,667	3,548	3,571
Marketing & New Ventures – sales volumes
Marketed crude oil	85	77	111	95	88	96	117	100
Marketed NGL	266	260	237	207	281	252	227	219
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Selected Quarterly Market Pricing

	2026	2025				2024
($ average)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
WTI (USD/bbl)	71.93	59.14	64.93	63.74	71.42	70.27	75.10	80.57
FX (USD/CAD)	1.37	1.39	1.38	1.38	1.43	1.40	1.36	1.37
AECO Natural Gas (CAD/GJ)	2.36	2.22	0.94	1.96	1.92	1.38	0.77	1.36
Station 2 Natural Gas (CAD/GJ)	1.79	1.75	0.45	0.43	1.22	0.85	0.47	0.72
Chicago Citygate Natural Gas (USD/mmbtu)	5.77	3.43	2.71	2.99	3.91	2.71	1.76	1.60
Mt Belvieu Propane (USD/gal)	0.69	0.66	0.70	0.79	0.90	0.77	0.73	0.75
Alberta Power Pool (CAD/MWh)	31.84	43.18	51.53	40.48	40.30	51.72	55.23	45.28
Pembina 20-day volume-weighted average share price at quarter end	61.27	52.68	54.11	51.30	55.90	54.05	55.19	50.22

14 Pembina Pipeline Corporation First Quarter 2026

Quarterly Financial Information

($ millions, except where noted)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	2,106	1,913	1,791	1,792	2,282	2,145	1,844	1,855
Net revenue(1)	1,291	1,139	1,211	1,184	1,343	1,383	1,259	1,222
Operating expenses	219	241	259	235	226	270	277	240
Share of profit (loss) from equity accounted investees	71	171	(66)	74	30	133	(17)	61
Gross profit	929	827	658	780	928	1,024	747	815
Adjusted EBITDA(1)	1,131	1,075	1,034	1,013	1,167	1,254	1,019	1,091
Earnings	498	489	286	417	502	572	385	479
Earnings per common share – basic and diluted (dollars)	0.80	0.78	0.43	0.65	0.80	0.92	0.60	0.75
Adjusted earnings(1)	505	438	430	383	489	638	367	327
Adjusted earnings per common share – basic (dollars)(1)	0.81	0.70	0.68	0.60	0.78	1.04	0.57	0.50
Cash flow from operating activities	335	861	810	790	840	902	922	954
Cash flow from operating activities per common share – basic (dollars)	0.58	1.48	1.39	1.36	1.45	1.55	1.59	1.64
Adjusted cash flow from operating activities(1)	790	731	648	698	777	922	724	837
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.36	1.26	1.12	1.20	1.34	1.59	1.25	1.44
Common shares outstanding (millions):
Weighted average – basic	581	581	581	581	581	581	580	580
Weighted average – diluted	582	582	582	582	582	582	581	581
End of period	581	581	581	581	581	581	580	580
Common share dividends declared	413	412	413	412	401	401	401	400
Dividends per common share	0.71	0.71	0.71	0.71	0.69	0.69	0.69	0.69
Preferred share dividends declared	30	32	32	35	35	34	34	33
Capital expenditures	187	235	178	197	174	242	262	265
Contributions to equity accounted investees	197	127	108	126	50	—	124	144
Distributions from equity accounted investees	158	148	128	136	132	131	133	123
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•a gain on the sale of land in the fourth quarter of 2025 involving both land held directly by Pembina and within the Greenlight joint venture, which resulted in a gain being recognized across two segments, within the Corporate Division ($96 million pre-tax gain) and included in share of profit from Greenlight in the Marketing & New Ventures Division ($62 million gain, net to Pembina, pre-tax);
•an impairment of $146 million (net to Pembina, after tax), recognized in the third quarter of 2025 within Pembina's equity accounted investee, related to certain PGI assets;
•contributions made by Pembina to PGI of $243 million in the full year of 2025, to partially fund growth capital projects; and
•contributions made by Pembina to Cedar LNG of $241 million in 2024, to fund the Cedar LNG Project.
Pembina Pipeline Corporation First Quarter 2026 15

5. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	March 31, 2026	December 31, 2025
Working capital(1)	(343)	(806)
Variable rate debt
Senior unsecured credit facilities(2)	1,927	1,305
Total variable rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2025: 4.0%))	1,927	1,305
Fixed rate debt
Senior unsecured medium-term notes	10,350	10,350
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.5% (2025: 4.5%))	10,350	10,350
Total loans and borrowings outstanding	12,277	11,655
Cash and unutilized debt facilities	1,744	2,294
Subordinated hybrid notes (weighted average interest rate of 5.3% (2025: 5.3%))	1,025	1,025
(1)    Current assets of $1.7 billion (December 31, 2025: $1.3 billion) less current liabilities of $2.1 billion (December 31, 2025: $2.1 billion). As at March 31, 2026, working capital included $600 million (December 31, 2025: $600 million) associated with the current portion of long-term debt and $173 million (December 31, 2025: $106 million) in cash.
(2)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2026 (December 31, 2025: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividends and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities, and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2025 and Note 23 of the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at March 31, 2026, Pembina's credit facilities (collectively, the "Credit Facilities") consisted of: an unsecured $2.5 billion (December 31, 2025: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2025: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2030 (the "Revolving Facility"); an unsecured U.S. $250 million (December 31, 2025: U.S. $250 million) non-revolving term loan, which matures in April 2030; an unsecured $600 million (December 31, 2025: $600 million) non-revolving term loan ("Two-Year Term Loan"), which matures in October 2027; and an operating facility of $50 million (December 31, 2025: $50 million), which matures in June 2026 and is typically renewed on an annual basis.
There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. Refer to "Liquidity & Capital Resources – Covenants" below for more information.
Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
16 Pembina Pipeline Corporation First Quarter 2026

Covenants
Pembina is subject to certain financial covenants under the indentures governing its medium-term notes and the agreements governing the Credit Facilities. As at March 31, 2026, Pembina was in compliance with those covenants (December 31, 2025: in compliance).

Debt	Financial Covenant(1)	Ratio	Ratio as at March 31, 2026
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)	0.41
Credit facilities	Debt to Capital	Maximum 0.70(3)	0.41
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $252 million (December 31, 2025: $249 million) were held by Pembina as at March 31, 2026, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to Pembina's Fixed-to-Fixed Rate Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2025 for further information.
Pembina Pipeline Corporation First Quarter 2026 17

Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at March 31, 2026:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(2)	20,042	1,228	2,777	3,997	12,040
Transportation and processing(3)	11,426	85	357	1,232	9,752
Leases(4)	793	110	204	139	340
Construction commitments(5)	392	294	97	1	—
Other commitments related to lease contracts(6)	580	44	113	157	266
Funding commitments, software, and other	72	39	32	1	—
Total contractual obligations	33,305	1,800	3,580	5,527	22,398
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 14 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 38 and 233 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 23 years and involve the purchase of power from electrical service providers. Pembina has secured up to 74 megawatts per day each year up to and including 2049.
(2)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(3)In 2024, Pembina signed two agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 million mpta, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 million MMcf/d of Canadian natural gas to Cedar LNG. These agreements represent a total commitment of approximately $10.7 billion, which will commence on the in-service date of the Cedar LNG Project in late 2028. In 2025, Pembina contracted the rights to this respective liquefaction and transportation capacity to two third-party customers.
(4)Includes pipelines, facilities, terminals, rail, office space, land and vehicle leases.
(5)Excludes projects that are executed by equity accounted investees.
(6)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at March 31, 2026, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Off-Balance Sheet Arrangements
As at March 31, 2026, Pembina did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2026, Pembina had $129 million (December 31, 2025: $124 million) in letters of credit issued.
18 Pembina Pipeline Corporation First Quarter 2026

6. SHARE CAPITAL
Common Shares
On May 14, 2025, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 16, 2025 and will expire on the earlier of May 15, 2026, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three months ended March 31, 2026.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15 and 17 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Outstanding Share Data

Issued and outstanding (thousands)	May 4, 2026
Common shares	581,435
Stock options(1)	1,400
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 21 Class A Preferred Shares	14,972
Series 25 Class A Preferred Shares	10,000
(1)    Balance includes 1.28 million exercisable stock options.
Pembina Pipeline Corporation First Quarter 2026 19

7. CAPITAL EXPENDITURES

	3 Months Ended March 31
($ millions)	2026	2025
Pipelines	135	60
Facilities	40	103
Marketing & New Ventures	2	5
Corporate and other projects	10	6
Total capital expenditures(1)	187	174
(1)    Includes $14 million for the three months ended March 31, 2026 (2025: $25 million) related to non-recoverable sustainment activities primarily attributed to supporting safe and reliable operations.
In the first quarter of 2026 and 2025, Pipelines capital expenditures largely related to expansions to support volume growth in NEBC and investments in smaller growth projects. Facilities capital expenditures in the first quarter of 2026 and 2025 primarily related to Redwater expansion projects. Marketing & New Ventures and Corporate capital expenditures during these periods related mainly to information technology infrastructure and systems development.
Future capital expenditures for the remaining months of 2026 are estimated to be approximately $750 million and are primarily related to the construction of RFS IV, the Prince Rupert Terminal Optimization, the Fox Creek-to-Namao Peace Pipeline Expansion, preliminary construction activities on the Birch-to-Taylor and Taylor-to-Gordondale expansions, and investments in smaller growth projects, including various laterals and terminals. Of the total future capital expenditure, approximately $195 million is designated for non-recoverable sustaining capital, which will continue to support safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results – Equity Accounted Investees Overview by Division" section of this MD&A.
20 Pembina Pipeline Corporation First Quarter 2026

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investee are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investees, as at March 31, 2026. The loans and borrowings are presented and classified by the division in which the results for the investee are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	March 31, 2026	December 31, 2025
Pipelines	15	16
Facilities	3,198	3,230
Marketing & New Ventures(2)	835	616
Total	4,048	3,862
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Relates to the U.S. $2.7 billion senior unsecured construction/term loan facility entered into by Cedar LNG.

Cash and Cash Equivalents of Equity Accounted Investees
As at March 31, 2026, Pembina's ownership percentage of the cash balance associated with Pembina's investments in equity accounted investees totaled $65 million (December 31, 2025: $100 million) of which $19 million (December 31, 2025: $67 million) related to Greenlight, $38 million (December 31, 2025: $20 million) related to Cedar LNG, and $5 million (December 31, 2025: $11 million) related to PGI.
Financing Activities for Equity Accounted Investees
Greenlight
In the first quarter of 2026, Pembina issued promissory notes to Greenlight for $61 million, which are included in related party receivable. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment, and a maturity date of the earlier of five days after Greenlight's positive final investment decision or September 30, 2026.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project and Greenlight.
Credit Risk for Equity Accounted Investees
As at March 31, 2026, Pembina's various equity accounted investees held letters of credit totaling $159 million (December 31, 2025: $157 million) primarily in respect of obligations for engineering, procurement and construction.
Pembina Pipeline Corporation First Quarter 2026 21

9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended March 31
($ millions)	2026	2025
PGI	65	63
Cedar LNG	4	4
Total services provided by Pembina(1)	69	67
PGI	3	2
Total services received from related parties	3	2

As at ($ millions)	March 31, 2026	December 31, 2025
Related party receivables from:
PGI	33	39
Cedar LNG	5	4
Greenlight(2)	88	27
Total related party receivables	126	70
Right-of-use assets(3)	32	32
Lease liabilities(3)	32	32
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    In the three months ended March 31, 2026, Pembina issued promissory notes to Greenlight for $61 million. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment, and a maturity date of the earlier of five days after Greenlight's positive final investment decision or September 30, 2026.
(3)    Pembina has a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

22 Pembina Pipeline Corporation First Quarter 2026

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the three months ended March 31, 2026 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its Consolidated Financial Statements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2026.
Pembina Pipeline Corporation First Quarter 2026 23

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted earnings, adjusted earnings per common share, adjusted earnings from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	861	894	308	307	1,197	1,336	(260)	(255)	2,106	2,282
Cost of goods sold	15	13	—	—	976	1,097	(176)	(171)	815	939
Net revenue	846	881	308	307	221	239	(84)	(84)	1,291	1,343
24 Pembina Pipeline Corporation First Quarter 2026

Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), adjustments to share of profit from equity accounted investees, and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction and integration costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities, equity accounted investees, capital expenditures, and lessor lease arrangements. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Adjusted EBITDA is a measure also frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance and is often used to calculate financial and leverage ratios. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	489	518	198	184	175	160	(231)	(223)	(133)	(137)	498	502
Adjustments for:
Income tax expense									133	137	133	137
Adjustments to share of profit from equity accounted investees(1)	1	1	116	112	7	34	—	—			124	147
Net finance costs	8	6	3	3	2	2	142	139			155	150
Depreciation and amortization	148	152	46	45	17	20	19	16			230	233
Unrealized loss from derivative instruments	—	—	—	—	(13)	(9)	—	—			(13)	(9)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2			—	2
Restructuring costs	—	—	—	—	—	—	3	—			3	—
Other non-cash provisions	1	—	—	1	—	3	—	1			1	5
Adjusted EBITDA	647	677	363	345	188	210	(67)	(65)	—	—	1,131	1,167
Adjusted EBITDA per common share – basic (dollars)											1.95	2.01
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.

Pembina Pipeline Corporation First Quarter 2026 25

Adjusted Earnings and Adjusted Earnings per Common Share
Adjusted earnings is a non-GAAP financial measure and is calculated as earnings adjusted for adjustments to share of profit from equity accounted investees and various non-cash and other items that are not reflective of ongoing operations. These adjustments include unrealized gains or losses from derivative instruments and foreign exchange, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations.
Management believes that adjusted earnings provides useful information to investors for assessing financial performance. The most directly comparable financial measure to adjusted earnings that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted earnings per common share is a non-GAAP financial ratio which is calculated by dividing adjusted earnings by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	489	518	198	184	175	160	(231)	(223)	(133)	(137)	498	502
Adjustments for:
Adjustments to share of profit (loss) from equity accounted investees(1)	—	—	1	(14)	12	1	—	—	—	—	13	(13)
Unrealized gain from derivative instruments	—	—	—	—	(13)	(9)	—	—	—	—	(13)	(9)
Unrealized loss (gain) on foreign exchange(2)	—	—	—	—	—	—	5	(2)	—	—	5	(2)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2	—	—	—	2
Restructuring costs	—	—	—	—	—	—	3	—	—	—	3	—
Other non-cash provisions	1	—	—	1	—	3	—	1	—	—	1	5
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	(2)	4	(2)	4
Adjusted earnings (loss)	490	518	199	171	174	155	(223)	(222)	(135)	(133)	505	489
Adjusted earnings per common share – basic (dollars)											0.81	0.78
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this MD&A for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the three months ended March 31, 2026 (2025: 23.3 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.

26 Pembina Pipeline Corporation First Quarter 2026

Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings in adjusted EBITDA and adjusted earnings above are also made to share of profit from investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA and adjusted Earnings.
Adjusted EBITDA from Equity Accounted Investees

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	—	1	79	65	(8)	(36)	71	30
Adjustments to EBITDA from equity accounted investees:
Net finance costs	—	—	29	44	7	34	36	78
Income tax expense	—	—	25	21	—	—	25	21
Depreciation and amortization	1	1	61	61	—	—	62	62
Unrealized loss (gain) from derivative financial instruments	—	—	1	(13)	—	—	1	(13)
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Other non-cash provisions	—	—	—	1	—	—	—	1
Total adjustments to EBITDA from equity accounted investees	1	1	116	112	7	34	124	147
Adjusted EBITDA from equity accounted investees	1	2	195	177	(1)	(2)	195	177
Adjusted Earnings from Equity Accounted Investees

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	—	1	79	65	(8)	(36)	71	30
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss (gain) from derivative financial instruments	—	—	1	(13)	—	—	1	(13)
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Unrealized loss on foreign exchange	—	—	—	—	12	1	12	1
Other non-cash provisions	—	—	—	1	—	—	—	1
Total adjustments to share of profit (loss) from equity accounted investees	—	—	1	(14)	12	1	13	(13)
Adjusted earnings (loss) from equity accounted investees	—	1	80	51	4	(35)	84	17
Pembina Pipeline Corporation First Quarter 2026 27

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting distributions to non-controlling interests and preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2026	2025
Cash flow from operating activities	335	840
Cash flow from operating activities per common share – basic (dollars)	0.58	1.45
Add (deduct):
Change in non-cash operating working capital	401	(16)
Current tax expense	(111)	(133)
Taxes paid, net of foreign exchange	161	62
Accrued share-based payment expense	(43)	(27)
Share-based compensation payment	77	86
Preferred share dividends paid	(30)	(35)
Adjusted cash flow from operating activities	790	777
Adjusted cash flow from operating activities per common share – basic (dollars)	1.36	1.34

28 Pembina Pipeline Corporation First Quarter 2026

12. OTHER
Financial Instruments & Risk Management
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at March 31, 2026, the Company has entered into certain financial derivative contracts in order to manage commodity price, cost of power, and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Financial Instruments
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

Pembina Pipeline Corporation First Quarter 2026 29

c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include the following:
i.Power Purchase Agreements: Pembina's long-term power purchase agreements have given rise to embedded derivative instruments. The fair value of these embedded derivatives are measured using discounted projected cash flow models. The key unobservable inputs in the valuation include forecasted power prices from EDC Associates Ltd. and management estimates of renewable wind power pricing discounts. The power purchase agreements have a maturity date ranging from 2040 to 2041 and a notional that ranges from 100 MW to 105 MW of renewable energy capacity. As of March 31, 2026, the forecasted power prices, before applying the forecasted wind power pricing discount, range from $49.51 per MWh to $100.96 per MWh (December 31, 2025: $52.54 MWh to $77.36 MWh). Lastly, as of March 31, 2026, the forecasted wind power pricing discount applied ranges from 50 percent to 67 percent (December 31, 2025: 50 percent to 67 percent).
ii.Cedar LNG Capacity Commercial Arrangement: Pembina's provision of Cedar LNG transportation and liquefaction capacity to a third-party customer has given rise to an embedded derivative instrument with option features. The fair-value of this embedded derivative is measured using Black-Scholes option modelling, using a notional of 1.0 million tonnes of LNG per annum for a term of 20 years. The term commences when Cedar LNG becomes commercially operational. The key unobservable inputs in the valuation include: (a) the forecasted spread between the forward global JKM LNG index and the forward AECO natural gas index; and, (b) the forecasted volatility of such commodity prices. As of March 31, 2026, the forecasted spread between these market pricing indices ranges from $6.67 per MMBtu to $9.37 per MMBtu (in U.S. dollars) (December 31, 2025: $6.32 per MMBtu to $9.03 per MMBtu, in U.S. dollars). Lastly, as of March 31, 2026, the forecasted average volatility of such commodity prices is 20 percent (December 31, 2025: 18 percent).
The fair valuation of embedded derivative instruments is judged to be a significant management estimate. The respective assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on derivative financial instruments.
Gains and Losses from Derivative Instruments

	3 Months Ended March 31
($ millions)	2026	2025
Derivative instruments held at fair value through earnings
Realized gain recorded in revenue from risk management and other derivative contracts
Commodity-related gain	(27)	(21)
Unrealized loss (gain) recorded in revenue from risk management and other derivative contracts
Commodity-related loss (gain)	97	(9)
Cedar LNG capacity commercial arrangement embedded derivative gain	(110)	—
30 Pembina Pipeline Corporation First Quarter 2026

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the first quarter of 2026 that had or are likely to have a material impact on Pembina's ICFR.
Pembina Pipeline Corporation First Quarter 2026 31

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
JKM	Japan Korea Marker benchmark price for LNG
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude oil and NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Frac spreads	The margin between the value of extracted NGLs and the cost of the natural gas used to produce them.

Measurement
bpd	barrels per day	mtpa	million tonnes per annum
mbbls	thousands of barrels	MMcf/d	millions of cubic feet per day
mbpd	thousands of barrels per day	MMBtu	million British thermal units
mmbpd	millions of barrels per day	bcf/d	billions of cubic feet per day
mmbbls	millions of barrels	km	kilometer
mboe/d	thousands of barrels of oil equivalent per day	MW	Megawatt
mmboe/d	millions of barrels of oil equivalent per day	MWh	Megawatt hour

Investments in Equity Accounted Investees
Pipelines:
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation
Marketing & New Ventures:
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Greenlight	50 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a gas-fired combined cycle power generation facility to be located in Alberta’s Industrial Heartland.
Readers are referred to the AIF for the year ended December 31, 2025 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

32 Pembina Pipeline Corporation First Quarter 2026

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of this MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and anticipated dividend payment dates;
•planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation, and storage facility and system operations;
•treatment under existing and proposed governmental laws, policies and regulations, including those relating to taxes, the environmental, tariffs and project assessments;
•potential changes or amendments to existing or proposed governmental laws, policies and regulations;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•increased processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares or other securities, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs, and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development, in-service dates and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility, the Taylor-to-Gordondale Expansion, the Fox Creek-to-Namao Expansion, Birch-to-Taylor Expansion, Prince Rupert Terminal Optimization, the Greenlight Electricity Centre and the Cedar LNG Project, including the timing thereof and certain costs related thereto;
•expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof;
•the Lator Infrastructure, including the anticipated amount of funding by PGI in the first phase and expected startup date;
•the expected costs, timing and impact of the Alliance New Toll Structure; and
•the impact of current and future market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing existing debt as it becomes due;
•future operating costs, including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent with historical levels;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•the inputs used by Pembina's management in the fair valuation of embedded derivative instruments remaining consistent;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, the imposition of new tariffs or other changes in international trade policies or relations, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment and public opinion in North America and elsewhere, including changes in trade relations between Canada and the U.S.;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in the AIF for the year ended December 31, 2025, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2026 capital expenditure guidance contained herein as of the date of this MD&A. The purpose of the 2026 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation First Quarter 2026 33

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2026	December 31, 2025
Assets Current assets
Cash and cash equivalents	173	106
Trade receivables and other	1,006	766
Income tax receivable	71	19
Related party receivable (Note 12)	126	70
Inventory	324	284
Derivative financial instruments (Note 11)	11	14
	1,711	1,259
Non-current assets
Property, plant and equipment (Note 4)	22,605	22,550
Intangible assets and goodwill	6,334	6,345
Investments in equity accounted investees (Note 5)	4,408	4,344
Right-of-use assets	506	526
Finance lease receivables	212	239
Derivative financial instruments (Note 11)	215	114
Other assets	183	178
	34,463	34,296
Total assets	36,174	35,555
Liabilities and equity Current liabilities
Trade payables and other	1,177	1,321
Loans and borrowings (Note 6)	600	600
Lease liabilities	81	83
Contract liabilities (Note 8)	40	39
Derivative financial instruments (Note 11)	156	22
	2,054	2,065
Non-current liabilities
Loans and borrowings (Note 6)	11,687	11,066
Subordinated hybrid notes (Note 6)	1,022	1,022
Lease liabilities	526	539
Decommissioning provision	485	540
Contract liabilities (Note 8)	302	305
Deferred tax liabilities	2,984	2,957
Derivative financial instruments (Note 11)	76	116
Other liabilities	139	174
	17,221	16,719
Total liabilities	19,275	18,784
Total equity	16,899	16,771
Total liabilities and equity	36,174	35,555
See accompanying notes to the condensed consolidated interim financial statements
34 Pembina Pipeline Corporation First Quarter 2026

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended March 31
($ millions, except per share amounts)	2026	2025
Revenue (Note 8)	2,106	2,282
Cost of sales (Note 3)	1,248	1,384
Share of profit from equity accounted investees (Note 5)	71	30
Gross profit	929	928
General and administrative	142	134
Other expense	1	5
Results from operating activities	786	789
Net finance costs (Note 9)	155	150
Earnings before income tax	631	639
Current tax expense	111	133
Deferred tax expense	22	4
Income tax expense	133	137
Earnings	498	502
Other comprehensive income (loss), net of tax (Note 10)
Exchange gain on translation of foreign operations	79	2
Impact of hedging activities	(4)	(9)
Other comprehensive income (loss), net of tax	75	(7)
Total comprehensive income attributable to shareholders	573	495
Earnings attributable to common shareholders, net of preferred share dividends	466	464
Earnings per common share – basic and diluted (dollars)	0.80	0.80
Weighted average number of common shares (millions)
Basic	581	581
Diluted	582	582
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2026 35

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company				Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)
December 31, 2025	17,016	1,729	(2,381)	407	16,771
Total comprehensive income
Earnings	—	—	498	—	498
Other comprehensive gain (Note 10)	—	—	—	75	75
Total comprehensive income	—	—	498	75	573
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)
Dividends declared – common	—	—	(413)	—	(413)
Dividends declared – preferred	—	—	(30)	—	(30)
Total transactions with shareholders of the Company	—	(2)	(443)	—	(445)
March 31, 2026	17,016	1,727	(2,326)	482	16,899

December 31, 2024	17,008	2,164	(2,303)	641	17,510
Total comprehensive income (loss)
Earnings	—	—	502	—	502
Other comprehensive loss	—	—	—	(7)	(7)
Total comprehensive income (loss)	—	—	502	(7)	495
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(3)	—	—	(3)
Share-based payment transactions	4	—	—	—	4
Dividends declared – common	—	—	(401)	—	(401)
Dividends declared – preferred	—	—	(35)	—	(35)
Total transactions with shareholders of the Company	4	(3)	(436)	—	(435)
March 31, 2025	17,012	2,161	(2,237)	634	17,570
(1)    Accumulated Other Comprehensive Income ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
36 Pembina Pipeline Corporation First Quarter 2026

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended March 31
($ millions)	2026	2025
Cash provided by (used in)
Operating activities
Earnings	498	502
Adjustments for items not involving cash:
Share of profit from equity accounted investees	(71)	(30)
Depreciation and amortization	230	233
Unrealized gain from derivative instruments	(13)	(9)
Net finance costs (Note 9)	155	150
Share-based compensation expense	43	29
Income tax expense	133	137
Cash items paid or received:
Distributions from equity accounted investees	158	132
Net interest paid	(165)	(177)
Share-based compensation payment	(77)	(86)
Taxes paid	(161)	(62)
Change in non-cash operating working capital	(401)	16
Net change in contract liabilities	(2)	8
Other	8	(3)
Cash flow from operating activities	335	840
Financing activities
Net increase in bank borrowings	615	385
Repayment of long-term debt	—	(550)
Repayment of lease liability	(21)	(21)
Issuance of common shares on exercise of options	1	3
Redemption of preferred shares	—	(26)
Common share dividends paid	(413)	(401)
Preferred share dividends paid	(30)	(35)
Cash flow from (used in) financing activities	152	(645)
Investing activities
Capital expenditures	(187)	(174)
Contributions to equity accounted investees	(197)	(49)
Proceeds from sale of assets	2	2
Interest paid during construction	(8)	(6)
Advances to related parties (Note 12)	(61)	—
Return of capital from equity accounted investees (Note 5)	45	—
Changes in non-cash investing working capital and other	(14)	45
Cash flow used in investing activities	(420)	(182)
Change in cash and cash equivalents	67	13
Effect of movement in exchange rates on cash held	—	1
Cash and cash equivalents, beginning of period	106	141
Cash and cash equivalents, end of period	173	155
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2026 37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2026.
Pembina owns an extensive network of strategically located assets which include hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's network of strategically located assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS") Accounting Standards as issued by the International Accounting Standards Board and are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2025 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 7, 2026.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2026.
2. CHANGES IN ACCOUNTING POLICIES
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the three months ended March 31, 2026 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its Consolidated Financial Statements.
38 Pembina Pipeline Corporation First Quarter 2026

3. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2026	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	807	90	1,197	12	2,106
Inter-segment revenue	54	218	—	(272)	—
Total revenue(3)	861	308	1,197	(260)	2,106
Operating expenses	180	133	6	(100)	219
Cost of goods sold	15	—	976	(176)	815
Depreciation and amortization included in gross profit	147	46	17	4	214
Cost of sales	342	179	999	(272)	1,248
Share of profit (loss) from equity accounted investees	—	79	(8)	—	71
Gross profit	519	208	190	12	929
Depreciation included in general and administrative	1	—	—	15	16
Other general and administrative	20	7	13	86	126
Other expense	1	—	—	—	1
Results from operating activities	497	201	177	(89)	786
Net finance costs	8	3	2	142	155
Earnings before tax	489	198	175	(231)	631
Income tax expense	—	—	—	—	133
Earnings	489	198	175	(231)	498
Capital expenditures	135	40	2	10	187
Contributions to equity accounted investees	—	101	96	—	197

3 Months Ended March 31, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	844	90	1,336	12	2,282
Inter-segment revenue	50	217	—	(267)	—
Total revenue(3)	894	307	1,336	(255)	2,282
Operating expenses	185	133	8	(100)	226
Cost of goods sold	13	—	1,097	(171)	939
Depreciation and amortization included in gross profit	151	45	20	3	219
Cost of sales	349	178	1,125	(268)	1,384
Share of profit (loss) from equity accounted investees	1	65	(36)	—	30
Gross profit	546	194	175	13	928
Depreciation included in general and administrative	1	—	—	13	14
Other general and administrative	20	6	11	83	120
Other expense	1	1	2	1	5
Results from operating activities	524	187	162	(84)	789
Net finance costs	6	3	2	139	150
Earnings before tax	518	184	160	(223)	639
Income tax expense	—	—	—	—	137
Earnings	518	184	160	(223)	502
Capital expenditures	60	103	5	6	174
Contributions to equity accounted investees	—	42	8	—	50
(1)    Pipelines revenue includes $138 million (2025: $134 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $301 million (2025: $388 million) associated with U.S. midstream sales.
(3)    During the three months ended March 31, 2026 and 2025, one customer accounted for 10 percent or more of total revenues with $254 million (2025: $343 million) reported throughout all segments).
Pembina Pipeline Corporation First Quarter 2026 39

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines(1)	Facilities and Equipment(1)	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2025	650	14,725	9,214	2,139	1,001	27,729
Additions and transfers	—	15	152	41	14	222
Change in decommissioning provision	—	(15)	(34)	(6)	—	(55)
Foreign exchange	2	46	24	—	1	73
Dispositions and other	—	—	—	(14)	(1)	(15)
Balance at March 31, 2026	652	14,771	9,356	2,160	1,015	27,954

Depreciation
Balance at December 31, 2025	55	2,638	1,875	611	—	5,179
Depreciation	2	77	76	22	—	177
Dispositions and other	—	3	3	(13)	—	(7)
Balance at March 31, 2026	57	2,718	1,954	620	—	5,349

Carrying amounts
Balance at December 31, 2025	595	12,087	7,339	1,528	1,001	22,550
Balance at March 31, 2026	595	12,053	7,402	1,540	1,015	22,605
(1)    At March 31, 2026, the movement in Pipelines and Facilities includes $15 million and $10 million respectively in net assets transferred from finance lease receivables (2025: nil).

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit (Loss) from Equity Accounted Investees		Investments in Equity Accounted Investees
			3 Months Ended March 31
($ millions)	March 31, 2026	December 31, 2025	2026	2025	March 31, 2026	December 31, 2025
PGI	60	60	78	65	3,618	3,578
Cedar LNG	49.9	49.9	(7)	(35)	680	591
Greenlight	50	50	(1)	(1)	18	82
Other(1)	50 - 75	50 - 75	1	1	92	93
			71	30	4,408	4,344
(1)    Other includes Pembina's interest in Grand Valley, Fort Corp and ACG.
Financing Activities for Equity Accounted Investees
In the three months ended March 31, 2026, Pembina issued promissory notes to Greenlight for $61 million, which are included in related party receivable. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment, and a maturity date of the earlier of five days after Greenlight's positive final investment decision or September 30, 2026.
40 Pembina Pipeline Corporation First Quarter 2026

6. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at March 31, 2026	Nominal Interest Rate	Year of Maturity	March 31, 2026	December 31, 2025
Variable rate debt
Senior unsecured credit facilities(1)(2)	3,498	3.95(3)	Various(1)	1,927	1,305
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 6	600	4.24	2027	600	600
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 20	750	5.02	2032	750	750
Senior unsecured medium-term notes series 21	600	5.21	2034	600	600
Senior unsecured medium-term notes series 22	750	5.67	2054	750	750
Senior unsecured medium-term notes series 23	650	5.22	2033	650	650
Total fixed rate loans and borrowings outstanding				10,350	10,350
Deferred financing costs				10	11
Total loans and borrowings				12,287	11,666
Less current portion loans and borrowings				(600)	(600)
Total non-current loans and borrowings				11,687	11,066
Fixed-to-fixed rate subordinated notes
Subordinated notes, series 2	425	5.95	2055	425	425
Subordinated notes, series 3	600	4.80	2081	600	600
				1,025	1,025
Deferred financing costs				(3)	(3)
Total fixed-to-fixed rate subordinated notes				1,022	1,022
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in June 2030, an unsecured $600 million non-revolving term loan that matures in October 2027, and a $50 million operating facility that matures in June 2026, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2026 (2025: U.S. $250 million). The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(3)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at March 31, 2026. Borrowings under the credit facilities bear interest at prime rates, the Canadian Overnight Repo Rate Average ("CORRA"), or the USD Secured Overnight Financing Rate ("SOFR"), plus applicable margins.
Pembina Pipeline Corporation First Quarter 2026 41

Covenants
Pembina is subject to certain financial covenants under its medium-term note indentures and credit facilities agreements and complies with all financial covenants as of March 31, 2026. Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the credit facilities include the following:

Debt	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)
Credit facilities	Debt to Capital	Maximum 0.70(3)
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
7. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2025	581	17,016
Balance at March 31, 2026	581	17,016
Share Repurchase Program
On May 14, 2025, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 16, 2025 and will expire on the earlier of May 15, 2026, the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three months ended March 31, 2026.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2025	75	1,729
Part VI.1 tax	—	(2)
Balance at March 31, 2026	75	1,727
42 Pembina Pipeline Corporation First Quarter 2026

Dividends
The following dividends were declared and paid by Pembina:

3 Months Ended March 31
($ millions)	2026	2025
Common shares
Common share	413	401
Class A preferred shares
Series 1 Class A Preferred Share	4	4
Series 3 Class A Preferred Share	2	2
Series 5 Class A Preferred Share	4	4
Series 7 Class A Preferred Share	4	4
Series 9 Class A Preferred Share	—	2
Series 15 Class A Preferred Share	3	3
Series 17 Class A Preferred Share	3	3
Series 19 Class A Preferred Share	—	3
Series 21 Class A Preferred Share	6	6
Series 25 Class A Preferred Share	4	4
	30	35
On May 7, 2026, Pembina announced that its Board of Directors had declared a common share cash dividend for the second quarter of 2026 of $0.735 per share to be paid on June 30, 2026, to shareholders of record on June 15, 2026.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on March 25, 2026 as outlined in the following table:

Series	Record Date	Payable Date	Dividend Amount ($ millions)
Series 1, 3, 5, 7, and 21	May 1, 2026	June 1, 2026	20
Series 15 and 17	June 15, 2026	June 30, 2026	6
Series 25	April 30, 2026	May 15, 2026	4
			30
Pembina Pipeline Corporation First Quarter 2026 43

8. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

3 Months Ended March 31	2026					2025
	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	596	53	—	—	649	643	49	5	—	697
Fee-for-service(1)	164	23	43	—	230	141	24	39	—	204
Product sales(2)	1	—	1,110	—	1,111	1	—	1,257	—	1,258
Revenue from contracts with customers	761	76	1,153	—	1,990	785	73	1,301	—	2,159
Realized gain from derivative instruments	—	—	27	—	27	—	—	21	—	21
Unrealized gain from derivative instruments	—	—	13	—	13	—	—	9	—	9
Revenue from risk management and other derivative contracts	—	—	40	—	40	—	—	30	—	30
Lease income	45	10	1	—	56	48	9	1	—	58
Shared service revenue(3) and other	1	4	3	12	20	11	8	4	12	35
Total external revenue	807	90	1,197	12	2,106	844	90	1,336	12	2,282
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Includes $14 million of fixed fee income in 2026 (2025: $15 million) related to shared service agreements with joint ventures.

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

As at	March 31, 2026	December 31, 2025
Opening balance	344	298
Additions (net in the period)	14	186
Revenue recognized from contract liabilities(1)	(12)	(43)
Transfers to trade payables and other(2)	(4)	(97)
Closing balance	342	344
Less current portion(3)	(40)	(39)
Ending balance	302	305
(1)    Recognition of revenue related to performance obligations satisfied in the period that were included in the opening balance of contract liabilities.
(2)    Represents a refundable liability transferred to trade payables and other.
(3)    Represents cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.

Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers including up-front payments or non-cash consideration received from customers for future services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
44 Pembina Pipeline Corporation First Quarter 2026

9. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2026	2025
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	124	130
Subordinated hybrid notes	14	7
Leases	8	8
Interest income	(4)	(3)
Unwinding of discount rate	7	6
Foreign exchange losses and other	6	2
Net finance costs	155	150
10. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2025	362	45	407
Other comprehensive gain before hedging activities	79	—	79
Other comprehensive loss resulting from hedging activities, net of tax(1)	(4)	—	(4)
Balance at March 31, 2026	437	45	482
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
11. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
Pembina Pipeline Corporation First Quarter 2026 45

c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include the following:
i.Power Purchase Agreements: Pembina's long-term power purchase agreements have given rise to embedded derivative instruments. The fair value of these embedded derivatives are measured using discounted projected cash flow models. The key unobservable inputs in the valuation include forecasted power prices from EDC Associates Ltd. and management estimates of renewable wind power pricing discounts. The power purchase agreements have a maturity date ranging from 2040 to 2041 and a notional that ranges from 100 megawatt ("MW") to 105 MW of renewable energy capacity. As of March 31, 2026, the forecasted power prices, before applying the forecasted wind power pricing discount, range from $49.51 per megawatt hour ("MWh") to $100.96 per MWh (December 31, 2025: $52.54 MWh to $77.36 MWh). Lastly, as of March 31, 2026, the forecasted wind power pricing discount applied ranges from 50 percent to 67 percent (December 31, 2025: 50 percent to 67 percent).
ii.Cedar LNG Capacity Commercial Arrangement: Pembina's provision of Cedar LNG transportation and liquefaction capacity to a third-party customer has given rise to an embedded derivative instrument with option features. The fair-value of this embedded derivative is measured using Black-Scholes option modelling, using a notional of 1.0 million tonnes of LNG per annum for a term of 20 years. The term commences when Cedar LNG becomes commercially operational. The key unobservable inputs in the valuation include: (a) the forecasted spread between the forward global Japan Korea Marker LNG index and the forward Alberta Energy Company natural gas index; and, (b) the forecasted volatility of such commodity prices. As of March 31, 2026, the forecasted spread between these market pricing indices ranges from $6.67 per Million British Thermal Units ("MMBtu") to $9.37 per MMBtu (in U.S. dollars) (December 31, 2025: $6.32 per MMBtu to $9.03 per MMBtu, in U.S. dollars). Lastly, as of March 31, 2026, the forecasted average volatility of such commodity prices is 20 percent (December 31, 2025: 18 percent).
The fair valuation of embedded derivative instruments is judged to be a significant management estimate. The respective assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on derivative financial instruments.
The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	March 31, 2026				December 31, 2025
	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	226	—	10	216	128	—	14	114
Financial liabilities carried at fair value
Derivative financial instruments(1)	232	—	143	89	138	—	9	129
Financial liabilities carried at amortized cost
Long-term debt(2)	13,309	—	13,150	—	12,688	—	12,708	—
(1)    All derivative financial instruments are carried at fair value through earnings.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated notes.
46 Pembina Pipeline Corporation First Quarter 2026

Changes in fair value of the derivative net (liability) asset classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2026
Level 3 derivative net liability at January 1	(15)
Gain from power purchase agreements embedded derivatives(1)	40
Gain from Cedar LNG capacity commercial arrangement embedded derivative(1)	102
Level 3 derivative net asset at March 31	127
(1)    Net realized and unrealized gain included in Revenue from risk management and derivative contracts (see Note 8 Revenue).

There were no transfers into or out of Level 3 during the year ended March 31, 2026.
Gains and Losses from Derivative Instruments

	3 Months Ended March 31
($ millions)	2026	2025
Derivative instruments held at fair value through earnings
Realized gain recorded in revenue from risk management and other derivative contracts
Commodity-related gain	(27)	(21)
Unrealized loss (gain) recorded in revenue from risk management and other derivative contracts
Commodity-related loss (gain)	97	(9)
Cedar LNG capacity commercial arrangement embedded derivative gain	(110)	—
12. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended March 31
($ millions)	2026	2025
PGI	65	63
Cedar LNG	4	4
Total services provided by Pembina(1)	69	67
PGI	3	2
Total services received from related parties	3	2

As at ($ millions)	March 31, 2026	December 31, 2025
Related party receivables from:
PGI	33	39
Cedar LNG	5	4
Greenlight(2)	88	27
Total related party receivables	126	70
Right-of-use assets(3)	32	32
Lease liabilities(3)	32	32
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    In the three months ended March 31, 2026, Pembina issued promissory notes to Greenlight for $61 million. These notes bear interest at 10.0 percent per annum, payable semi-annually, with an optional prepayment, and a maturity date of the earlier of five days after Greenlight's positive final investment decision or September 30, 2026.
(3)    Pembina has a lease arrangement with PGI for the use of a natural gas storage asset. Under the terms of the agreement, Pembina recognized a right-of-use asset and a corresponding lease liability. The lease commenced on September 1, 2025 and has a term of 15 years. Lease payments are made on a monthly basis and are structured as a combination of a fixed fee and flow-through charges.

Pembina Pipeline Corporation First Quarter 2026 47

13. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at March 31, 2026:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Transportation and processing(2)	11,426	85	357	1,232	9,752
Construction commitments(3)	392	294	97	1	—
Other commitments related to lease contracts(4)	580	44	113	157	266
Funding commitments, software, and other	72	39	32	1	—
Total contractual obligations	12,470	462	599	1,391	10,018
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 14 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 38 and 233 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 23 years and involve the purchase of power from electrical service providers. Pembina has secured up to 74 megawatts per day each year up to and including 2049.
(2)In 2024, Pembina signed two agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 million mpta, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 million MMcf/d of Canadian natural gas to Cedar LNG. These agreements represent a total commitment of approximately $10.7 billion, which will commence on the in-service date of the Cedar LNG Project in late 2028. In 2025, Pembina contracted the rights to this respective liquefaction and transportation capacity to two third-party customers.
(3)Excludes projects that are executed by equity accounted investees.
(4)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the construction of a floating LNG export facility ("Cedar LNG Project") and Greenlight.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at March 31, 2026, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2026, Pembina had $129 million (December 31, 2025: $124 million) in letters of credit issued.
48 Pembina Pipeline Corporation First Quarter 2026

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.O, PPL.PR.Q, PPL.PF.A and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com